Exhibit 12.1.2

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year to Date June 30 2016
(millions)
Net income	$58.4
Add
Equity investment income	(1.4)

Income subtotal	57.0

Add
Income tax expense	28.8
Kansas City earnings tax	—

Total taxes on income	28.8

Interest on value of leased property	2.6
Interest on long-term debt	176.7
Interest on short-term debt	5.1
Other interest expense and amortization	6.4

Total fixed charges	190.8

Earnings before taxes on income and fixed charges	$276.6

Ratio of earnings to fixed charges	1.45